Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

October 13, 2006

Mr. Larry Spirgel

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3-9

Washington, D.C. 20549

Re:	Telephone and Data Systems, Inc.
Form 10-K for the Year ended December 31, 2005
Filed July 28, 2006
Form 10-Q for the Quarterly Period ended March 31, 2006
Filed August 25, 2006
File No. 001-14157

Dear Mr. Spirgel:

This letter responds to your letter dated September 15, 2006 regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter. References to page numbers are those in the above-referenced documents as filed, or the corresponding exhibits thereto, as indicated below.

Form 10-K for the Year Ended December 31, 2005

Comment 1:

Management’s Discussion and Analysis of Results of Operations and Financial Condition

1.               We note the presentation and discussion of U.S. Cellular’s estimated 2006 financial results on page 19. Disclose and explain to us how you have derived each of the financial amounts reported for the year ended December 31, 2006. Note that all projections and forecasts must comply with the guidelines for projections in Item 10 of Regulation S-K. With respect to any financial projections or forecasted amounts, advise us your reasonable basis for all of your assumptions made and provide us objective support for them.

Response:

Telephone and Data Systems, Inc. (“TDS” or “Company”) notes and recognizes that all projections and forecasts must comply with the guidelines for projections in Item 10 of Regulation S-K, which provides that management has the option to present its good faith assessment of its future performance, provided that management must have a reasonable basis for such an assessment.

TDS’s subsidiary, United States Cellular Corporation (“U.S. Cellular”), limits forecasts and projections to the current fiscal year and does not provide forecasts or projections for any period beyond the current fiscal year.  U.S. Cellular has a history of operations and experience in making short-term projections which management believes permits it to make reasonable short-

term projections or forecasts for the current year.  U.S. Cellular also limits projections or forecasts to a relatively few operating and financial measures that management believes are capable of being forecast on a reasonable basis over a short time period.

U.S. Cellular has established policies and procedures to ensure that management has a reasonable, good faith basis for its assessment of expected future performance and any related guidance that is published externally.

In estimating its future financial performance, U.S. Cellular prepares an annual budget for its operations for the next calendar year during the latter portion of the current calendar year. This budget is developed by regional management groups at a detailed level by financial statement line item (approximately 375) and market group (approximately 100). The proposed budget is reviewed internally by U.S. Cellular management through the CEO and senior management (primarily the CEO and CFO) of TDS and is then reviewed and approved by U.S. Cellular’s Board of Directors. The budget is updated over the course of the calendar year by a quarterly forecast prepared primarily by the regional management groups at a more summarized level of detail (approximately fifty financial statement line items).  Similar to the annual budget, the quarterly forecast also is reviewed by U.S. Cellular management, including the CEO. It is also presented to TDS senior management and the U.S. Cellular Board of Directors.

In estimating U.S. Cellular’s future performance for purposes of providing external guidance, U.S. Cellular management reviews and considers the most recent industry and U.S. Cellular actual performance, U.S. Cellular’s budget for the forecast period, and other pertinent information available, including recent internal quarterly forecasts.  U.S. Cellular refers to the estimated future performance used to provide external guidance as Management’s Expectations of Reasonable Outcomes (“MERO”). The MERO, along with the specific internal inputs and the external competitive, economic, technology and regulatory factors and analyses used in its determination, are documented in a memorandum prepared by U.S. Cellular’s Executive Vice President and CFO. This memorandum is reviewed initially by U.S. Cellular executive management including the President and CEO and the Executive Vice President and COO. Subsequently, this MERO memorandum is reviewed further by the MERO Committee. The MERO Committee is comprised of the Executive Vice President and CFO of U.S. Cellular, Executive Vice President and CFO of TDS, Senior Vice President and Corporate Controller of TDS, and Vice President of Corporate Relations of TDS.  After the MERO Committee has reviewed and approved the MERO memorandum, the estimated future performance and proposed external guidance is 1) provided to the U.S. Cellular Board of Directors in each quarterly Board financial report and 2) specifically reviewed with U.S. Cellular’s Audit Committee prior to public disclosure. The process described above is followed consistently for every quarterly release of financial information, including preparation of a MERO memorandum documenting management’s good faith and reasonable efforts in determining such estimated future financial performance and proposed external guidance. Documentation includes key discussion points from management’s review and approval meetings.

U.S. Cellular filed its Annual Report on Form 10-K for the year ended December 31, 2005 on July 28, 2006. The guidance for full year 2006 presented in the Form 10-K was based upon the MERO Committee review originally performed in January 2006 and updated as of July 18, 2006 to reflect more current information.  At the time of the MERO Committee’s review in July 2006, U.S. Cellular had recently completed six months of operations for 2006 and a forecast of estimated full year performance.  (Based on the timing of its preparation, the forecast was based on five months of actual performance through May (preliminary) and seven months of projected performance until the end of the calendar year.)  Thus, in performing its review, the MERO Committee utilized the annual budget, financial and operating data available for the first half of 2006 and the recently completed forecast.  Key points of the memoranda related to the financial and operating items included in management’s published external guidance are described below.

•                  Service revenues (Approximately $3.2 billion) - U.S. Cellular recorded $2.83 billion of service revenues for the year 2005.  The 2006 budget for service revenues totaled $3.25 billion.  For the first five months of 2006, service revenues had run close to budget.  As of July 18, 2006, service revenues for the full year 2006 were forecasted to be approximately $3.2 billion, or within 0.8% of budget.  Absent any dramatic and currently unforeseen changes in average revenue per unit, management believed the 2006 forecast for service revenues to be its best estimate.

•                  Depreciation, amortization and accretion expenses ($585 million) — The 2006 budget for depreciation, amortization and accretion expenses totaled $565 million.  For the first five months of 2006, actual depreciation, amortization and accretion expenses were approximately $8 million or 3.5% over the budget for that period. However, at the date of the MERO review in July 2006, the forecast of depreciation, amortization and accretion expenses for the full year 2006 was $568 million or only $3 million over the budget, indicating that the difference between actual and budget experienced in the first five months of 2006 would narrow over the course of the year.  The reason for this expected narrowing of the variance between actual and budget was that, although total capital expenditures for the full year were expected to be in line with the budget, the timing of certain capital projects was expected to be delayed, thus resulting in less depreciation expense for those projects.  In addition to the expected trend in actual expenses for the remainder of the year, management also considered that neither the original annual budget nor the forecast included estimated depreciation expenses related to potential write-downs of fixed assets or potential acquisitions.  Time Division Multiple Access (“TDMA”) equipment depreciation was accelerated in 2004 to reflect a shorter expected life.  In the two prior years, as TDMA digital radio equipment was removed from the network, additional depreciation expense has been recorded at the time of removal; such additional depreciation expense totaled $3 million and $17 million in 2005 and 2004, respectively.  Based upon this prior experience, which reflected an average of approximately $10 million of additional depreciation expense per year and an expectation of continuing retirements of TDMA equipment during the current and next few years, management increased estimated depreciation, amortization and accretion expenses by $10 million to $578 million.  Also, in light of anticipated additional depreciation expense related to the recently completed acquisition of interests in the Tennessee RSA 3 market and the overall forecasting uncertainty, management determined the MERO for the full year 2006 to be approximately $585 million. Management believed this amount to be its best estimate.

•                  Operating income ($250 — $300 million) — Operating income is determined as operating cash flow less estimated depreciation, amortization and accretion expenses.  Operating cash flow is defined as operating revenues less system operations expense, cost of equipment sold, and selling, general and administrative expenses.

The 2006 budget for operating cash flow was $868 million.  For the first five months of 2006, operating cash flow was approximately $16 million, or 4.7% higher than the budget.  This difference for the five months could be extrapolated to a full year difference of $41 million and annualized operating cash flow of $909 million.  As of the date of the MERO review in July 2006, the forecast showed $880 million of operating cash flow, $12 million over budget.  Management believed that this forecast of $880 million was its best point estimate and a more likely outcome than the extrapolated figure of $909 million, and that it could be near the high end of the range of possible outcomes, especially if prepaid subscriber growth picked up later in the year, adding additional costs and expenses that are not offset by revenues within the calendar year.  (See “Net retail customer additions” below for additional discussion related to prepaid subscriber growth.)  Accordingly, weighing these various factors, management determined the high end of the range of possible outcomes for operating cash flow to be approximately $885 million (or slightly higher than the forecast).

Also, in light of the overall forecasting uncertainty, management determined the low end of the range of possible outcomes for operating cash flow to be approximately 5% below the point estimate of $880 million, or $835 million.  Management believed the operating cash flow range of $835 million - $885 million to be its best estimate, and its estimation procedures to be reasonable.

Based on its estimates for operating cash flow and depreciation, amortization and accretion expenses of $835 to $885 million and $585 million, respectively, management’s best estimate of 2006 operating income was $250 million - $300 million (operating cash flow range less the estimate for depreciation, amortization and accretion expenses).

•                  Net retail customer additions (370,000 — 400,000) - The 2006 budget for net retail customer additions was 536,918.  During the first five months of 2006, U.S. Cellular added 154,156 new customers compared to a budget of 238,041 for the same period.  Post pay additions for the first five months of 2006 were 91.3% of budget at 129,915; prepaid additions were 25.3% of budget at 24,241, reflecting changes in U.S. Cellular’s prepaid product strategy which were made after the budget was prepared.  These changes in strategy were considered in January 2006 when setting the estimated performance and initial guidance for 2006 of 390,000 — 450,000 net retail customer additions.  However, for the first five months of 2006, prepaid additions in particular were weaker than anticipated.

As of the date of the MERO review in July 2006, an extrapolation of actual results for the first five months provided an estimate of annualized additions of approximately 370,000.  At the same time, the recently completed forecast showed U.S. Cellular adding 374,188 retail customers in 2006.  This forecast was just 1.1% higher than the estimate determined by extrapolating the actual results for the first five months and appeared to be a reasonable point estimate given the expected net positive impact of new pricing scheduled to be rolled out in late July / early August and the launch of the U.S. Cellular brand in the newly-acquired Kansas and Nebraska markets in August, somewhat offset by the seasonal summer slowdown.  Based upon this analysis, management determined that the forecast of 374,000 was the best point estimate for 2006, and that this forecast was at the low end of the range of possible outcomes.  Management believed that the positive factors described above could result in higher additions than assumed in the forecast.  In light of the overall forecasting uncertainty, management determined the high end of the range of possible outcomes for net retail customer additions to be approximately 5% above the point estimate, or 393,000.  For purposes of providing external guidance, the range of expected outcomes of 374,000 — 393,000 was rounded to 370,000 — 400,000.  Management believed this range to be its best estimate, and its estimation procedures to be reasonable.

Comment 2:

2.               Refer to the discussion of the operating expenses of the CLEC segment on page 25. We note the disclosures of “cost for leased network components” and “additional operating costs to support access line growth” within “selling, general and administrative expense” line item. Please tell us in greater detail the nature of these costs, and explain to us why they should not be classified within costs of services or costs of products line items in the income statements.

Response:

The “cost of leased network components” is comprised of co-location (occupancy) costs associated with housing network facilities.  Upon review of all the general ledger accounts included in the financial statement line caption “Cost of service and products” and the line caption “Selling, general and administrative expenses”, we have determined that certain costs should be properly reflected as cost of service and products rather than selling, general and administrative expense.  The costs are primarily related to co-location (occupancy) of the competitive local exchange carrier (“CLEC”) and include primarily maintenance, utilities and rent.  In addition, labor costs associated with providing network services at the CLEC was revised to appropriately reflect the expense in cost of service and products rather than selling, general and administrative expense.  Consistent with the financial reporting policy of TDS, universal service fund costs at the incumbent local exchange carriers (“ILEC”) and CLEC should be recorded as selling, general and administrative expense rather than cost of services and products.

TDS prepared an assessment in accordance with Staff Accounting Bulletin No. 99 (“SAB 99”) and concluded that adjustments to appropriately reflect proper classification are not quantitatively or qualitatively significant when compared to previously reported amounts for cost of services and products and selling, general and administrative expense on the TDS Consolidated Statements of Operations.  The adjustments would not affect previously reported revenue, operating income or net income. (The amounts included in the tables have been revised from the draft submitted to the Staff on October 3, 2006 to agree with the second quarter Form 10-Q filing.  The changes were not material.)

(Dollars in thousands)	Cost of Services and Products	% of Previously Report Amount	Selling, General and Administrative Expense	% of Previously Report Amount
Adjustment
2004	$19,688	1.5%	$(19,688)	1.4%
First quarter 2005	4,122	1.2%	(4,122)	1.2%
Second quarter 2005	4,230	1.3%	(4,230)	1.2%
First half 2005	8,352	1.2%	(8,352)	1.2%
2005	11,675	0.8%	(11,675)	0.8%
First quarter 2006	$2,704	0.7%	$(2,704)	0.7%

However, the effects of properly classifying the costs between cost of services and products and selling, general and administrative expense at the ILEC and CLEC as reported in the business segment footnote for each of the periods would be significant at the CLEC level.  However, the operating measure used by the chief operating decision maker, operating income before depreciation, amortization and accretion, is not impacted by the adjustments.

(Dollars in thousands)	Cost of Services and Products	% of Previously Report Amount	Selling, General and Administrative Expense	% of Previously Report Amount
Adjustment
Incumbent Local Exchange Carrier
2004	$(4,255)	2.6%	$4,255	2.4%
First quarter 2005	(1,659)	3.8%	1,659	3.8%
Second quarter 2005	(1,684)	3.9%	1,684	3.8%
First half 2005	(3,343)	3.9%	3,343	3.8%
2005	(6,669)	3.6%	6,669	3.7%
First quarter 2006	$(2,753)	5.6%	$2,753	6.7%

Competitive Local Exchange Carrier
2004	$23,943	26.0%	$(23,943)	19.2%
First quarter 2005	5,781	24.0%	(5,781)	19.8%
Second quarter 2005	5,914	22.4%	(5,914)	19.7%
First half 2005	11,695	23.2%	(11,695)	19.7%
2005	18,344	17.9%	(18,344)	16.0%
First quarter 2006	$5,457	23.1%	$(5,457)	19.2%

Management also considered the additional quantitative and qualitative factors when evaluating the impacts of the misclassification of the above noted costs, including the following:

•                  The identified differences affect the classification of expenses on the consolidated statement of operations with no impact on net income, earnings per share, earnings trends, cash flows or cash flows trends.  The differences have no impact on the consolidated balance sheets, or consolidated statements of cash flows for 2004, each of the quarters for 2005 and the 1st quarter for 2006.

•                  The identified differences affect the business segment note to the consolidated financial statements as seen in the table above however, the operating measure used by the chief operating decision maker, operating income before depreciation, amortization and accretion, is not impacted by the adjustments.

•                  In addition, although the identified differences affect only the classification of expenses on the income statements directly, the differences can be analyzed in terms of how financial analysts and other users might use the data disclosed in the notes to financial statements in making judgments about the consolidated financial statements, as follows:

TDS Telecom’s experience is that investors’ focus has always been at the total operating expense level.  In the numerous meetings held by TDS Telecom management to advise investors about TDS Telecom operations, no questions have arisen concerning cost of service or cost of selling, general and administrative classifications.  The questions have either centered around a specific activity within Telecom or have been based on operating expenses in total.

•                  The identified differences have no material impact on the consolidated statement of operations for 2004, 2005 or 2006 or any quarter.  Further, the identified differences are not material to a financial statement user’s understanding of operations of the ILEC or CLEC. Therefore, the identified differences do not mask a material change in earnings trends.

•                  The identified differences have no effect on the reported amounts for, or on the reported trends for, the non-financial and operating metrics which are followed by industry analysts.

•                  The aggregated impacts do not hide a failure to meet analysts’ consensus expectations.

Investment analysts provide estimates of TDS Telecom’s performance primarily in the following areas:

•                  Service revenues

•                  Operating cash flow

•                  Net access line changes

•                  Capital expenditures

Guidance provided by TDS Telecom for the statement of operations covers only revenue, depreciation and amortization and operating income. (Note: TDS Telecom publishes guidance only with respect to estimated full year results; the company does not publish guidance with respect to quarterly results.)

•                  Except for possible implications related to the Sarbanes-Oxley Act of 2002, the identified differences have no effect on TDS Telecom’s compliance with regulatory requirements.

•                  The aggregate impacts do not affect compliance with loan covenants or other contractual requirements

•                  The classification of expenses is not a factor in determining incentive compensation for management or any other group of TDS Telecom employees nor any TDS Corporate employee.

•                  The identified differences do not involve the concealment of any unlawful transaction.

Based on the evaluation of the quantitative and qualitative factors, management believes that the identified differences are not material and that correction through restatement of prior periods is not required.  However, management did conclude that prior periods should be adjusted to properly reflect the amounts in cost of service and products and selling, general and administrative expense.

Consequently, in the Forms 10-Q for the second and third quarters of 2006, we will revise the presentation to properly reflect the amounts between cost of service and products and selling, general and administrative expense for the three months and year-to-date 2006 and 2005.  In the 2006 Form 10-K, we will properly reflect the amounts for the 2004 and 2005 years in order to conform to the 2006 presentation.  In addition, we will include a disclosure similar to the following in Note 1 - Basis of Presentation to the notes to the consolidated financial statements in each quarter with applicable changes for year end:

Certain prior period amounts, primarily labor, maintenance, rent and utilities expenses at the competitive local exchange carriers (“CLEC”) reported in selling, general and administrative expense have been adjusted to properly reflect the classification of the expenses in cost of service and products in the current period.  Certain expenses, primarily universal service costs, at both the incumbent local exchange carriers (“ILEC”) and the CLEC previously reported in cost of service and products have been adjusted to properly reflect in accordance with Company policy the classification of the expenses in selling, general and administrative expenses.  For the ILEC, cost of services and products decreased by $1.7 million and $3.3 million with a corresponding increase in selling, general and administrative expenses in the three and six months ended June 30, 2005, respectively.  For the CLEC cost of services and products increased by $5.9 million and $11.7 million with a corresponding decrease in selling, general and administrative expenses in the three and six months ended June 30, 2005, respectively.  On a TDS consolidated basis, cost of services and products increased by $4.2 million and $8.4 million with a corresponding decrease in selling, general and administrative expenses in the three and six months ended June 30, 2005, respectively.  The adjustments did not affect previously reported revenue, operating income or net income.

In addition, the business segment footnote in the notes to the consolidated financial statements will be presented as follows:

Financial data for TDS’s business segments for the three month period ended or at June 30, 2006 and 2005 are as follows.  TDS Telecom’s incumbent local exchange carriers are designated as “ILEC” in the table and its competitive local exchange carrier is designated as “CLEC”.

Three Months Ended or at June 30, 2006		TDS Telecom
(Dollars in thousands)	U.S. Cellular	ILEC	CLEC	Non- Reportable Segment(3)	Other Reconciling Items(1)	Total
Operating revenues	$845,704	$161,960	$55,390	$8,355	$(5,499)	$1,065,910
Cost of services and products	283,971	47,479	32,745	5,982	(618)	369,559
Selling, general and administrative expense	342,162	47,123	22,158	1,342	(2,317)	410,468
Operating income before depreciation, amortization and accretion (2)	219,571	67,358	487	1,031	(2,564)	285,883
Depreciation, amortization and accretion expense	140,018	33,252	6,005	710	—	179,985
Operating income (loss)	79,553	34,106	(5,518)	321	(2,564)	105,898
Other items:
Equity in earnings of unconsolidated entities	21,957	—	—	—	534	22,491
Gain on investments	—	91,418	—	—	—	91,418
Marketable equity securities	222,302	—	—	—	2,227,342	2,449,644
Investment in unconsolidated entities	174,896	—	—	—	45,534	220,430
Total assets	5,253,717	1,747,960	144,639	26,131	3,298,377	10,470,824
Capital expenditures	$153,361	$29,713	$4,351	$244	$812	$188,481

Three Months Ended or at June 30, 2005		TDS Telecom
(Dollars in thousands)	U.S. Cellular	ILEC(4)	CLEC(4)	Non- Reportable Segment(3)	Other Reconciling Items(1)	Total
Operating revenues	$741,965	$164,379	$60,772	$7,455	$(4,712)	$969,859
Cost of services and products	264,049	41,210	32,306	4,938	(673)	341,830
Selling, general and administrative expense	284,209	46,448	24,079	1,430	(4,039)	352,127
Operating income before depreciation, amortization and accretion (2)	193,707	76,721	4,387	1,087	—	275,902
Depreciation, amortization and accretion expense	126,784	33,582	7,522	687	—	168,575
Operating income (loss)	66,923	43,139	(3,135)	400	—	107,327
Other items:
Equity in earnings of unconsolidated entities	17,825	175	—	—	188	18,188
Marketable equity securities	251,115	—	—	—	2,570,093	2,821,208
Investment in unconsolidated entities	161,239	20,071	—	—	24,630	205,940
Total assets	5,206,919	1,691,557	148,290	26,442	3,399,701	10,472,909
Capital expenditures	$143,782	$18,718	$7,322	$1,063	$1,733	$172,618

Six Months Ended or at June 30, 2006		TDS Telecom
(Dollars in thousands)	U.S. Cellular	ILEC	CLEC	Non- Reportable Segment(3)	Other Reconciling Items(1)	Total
Operating revenues	$1,682,940	$322,986	$115,260	$15,938	$(10,902)	$2,126,222
Cost of services and products	582,142	93,558	61,819	11,254	(1,371)	747,402
Selling, general and administrative expense	667,780	91,076	45,150	3,249	(6,070)	801,185
Operating income before depreciation, amortization and accretion (2)	433,018	138,352	8,291	1,435	(3,461)	577,635
Depreciation, amortization and accretion expense	281,744	66,828	12,659	1,421	—	362,652
Operating income (loss)	151,274	71,524	(4,368)	14	(3,461)	214,983
Other items:
Equity in earnings of unconsolidated entities	41,440	—	—	—	856	42,296
Gain on investments	—	91,418	—	—	—	91,418
Marketable equity securities	222,302	—	—	—	2,227,342	2,449,644
Investment in unconsolidated entities	174,896	—	—	—	45,534	220,430
Total assets	5,253,717	1,747,960	144,639	26,131	3,298,377	10,470,824
Capital expenditures	$273,156	$46,822	$7,024	$2,117	$5,724	$334,843

Six Months Ended or at June 30, 2005		TDS Telecom
(Dollars in thousands)	U.S. Cellular	ILEC(4)	CLEC(4)	Non- Reportable Segment(3)	Other Reconciling Items(1)	Total
Operating revenues	$1,453,036	$326,222	$120,039	$15,263	$(8,914)	$1,905,646
Cost of services and products	529,768	83,290	62,211	10,487	(1,180)	684,576
Selling, general and administrative expense	562,539	91,365	47,560	2,846	(7,734)	696,576
Operating income before depreciation, amortization and accretion (2)	360,729	151,567	10,268	1,930	—	524,494
Depreciation, amortization and accretion expense	254,277	67,846	14,825	1,375	—	338,323
Operating income (loss)	106,452	83,721	(4,557)	555	—	186,171
Other items:
Equity in earnings of unconsolidated entities	32,265	350	—	—	327	32,942
Gain (loss) on investments	551	(51)	—	—	—	500
Marketable equity securities	251,115	—	—	—	2,570,093	2,821,208
Investment in unconsolidated entities	161,239	20,071	—	—	24,630	205,940
Total assets	5,206,919	1,691,557	148,290	26,442	3,399,701	10,472,909
Capital expenditures	$256,557	$34,860	$11,536	$1,978	$2,474	$307,405

(1)          Consists of the TDS Corporate operations, intercompany and intracompany revenue and expense eliminations, TDS Corporate and TDS Telecom marketable equity securities and all other businesses not included in the U.S. Cellular or TDS Telecom segments.

(2)          The amount of operating income before depreciation, amortization and accretion is a non-GAAP financial measure. The amount may also be commonly referred to by management as operating cash flow. TDS has presented operating cash flow because this financial measure, in combination with other financial measures, is an integral part of our internal reporting system utilized by management to assess and evaluate the performance of its business. Operating cash flow is also considered a significant performance measure. It is used by management as a measurement of its success in obtaining, retaining and servicing customers by reflecting its ability to generate subscriber revenue while providing a high level of customer service in a cost effective manner. The components of operating cash flow include the key revenue and expense items for which operating managers are responsible and upon which TDS evaluates its performance.

Other companies in the wireless industry may define operating cash flow in a different manner or present other varying financial measures, and, accordingly, TDS’s presentation may not be comparable to other similarly titled measures of other companies.

Operating cash flow should not be construed as an alternative to operating income (loss), as determined in accordance with GAAP, as an alternative to cash flows from operating activities, as determined in accordance with GAAP, or as a measure of liquidity. TDS believes operating cash flow is useful to investors as a means to evaluate TDS’s operating performance prior to non-cash depreciation and amortization expense, and certain other non-cash charges. Although operating cash flow may be defined differently by other companies in the wireless industry, TDS believes that operating cash flow provides some commonality of measurement in analyzing operating performance of companies in the wireless industry.

(3)          Represents Suttle Straus.

(4)          Certain prior period amounts, primarily labor, maintenance, rent and utilities expenses at the competitive local exchange carriers (“CLEC”), reported in selling, general and administrative expense have been adjusted to properly reflect the classification of the expenses in cost of service and products in the current period.  Certain expenses, primarily universal service costs, at both the incumbent local exchange carriers (“ILEC”) and the CLEC previously reported in cost of service and products have been adjusted to properly reflect, in accordance with Company policy, the classification of the expenses in selling, general and administrative expense.  For the ILEC, cost of services and products decreased by $1.7 million and $3.3 million with a corresponding increase in selling, general and administrative expenses in the three and six months ended June 30, 2005, respectively.  For the CLEC, cost of services and products increased by $5.9 million and $11.7 million with a corresponding decrease in selling, general and administrative expenses in the three and six months ended June 30, 2005, respectively.  On a TDS consolidated basis, cost of services and products increased by $4.2 million and $8.4 million with a corresponding decrease in selling, general and administrative expenses in the three and six months ended June 30, 2005, respectively.  The adjustments did not affect previously reported revenues, operating income or net income.

The following table reconciles Total operating income from reportable and other segments to Income before income taxes and minority interest.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(Dollars in thousands)
Total operating income from reportable and other segments	$105,898	$107,327	$214,983	$186,171
Total Investment and other income	200,626	75,844	177,634	43,207
Income before income taxes and minority interest	$306,524	$183,171	$392,617	$229,378

Comment 3:

Financial Statements and Notes

Consolidated Statements of Operations, page 55

3.               In future filings, please separately present service and product revenues on the face of the income statements as required under Rule 5-03(a)1 of Regulation S-X.

Response:

Rule 5-03 states: “If income is derived from more than one of the sub-captions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.”  Product revenues at TDS do not reach the threshold of 10% of total revenues.  In 2005, product revenues totaled $204.3 million at U.S. Cellular, $20.8 million at TDS Telecom and $21.3 million at Suttle Straus, for a total of $246.4 million or 6.2% of the $3,960.1 million of total revenues.  We have elected to combine product revenues with other revenues as permitted by Rule 5-03 as the product revenues are less than 10% of total revenues.  We anticipate that the product revenues will be less than 10% of total revenues in 2006 as well, but we will continue to monitor this presentation.

Comment 4:

4.               In future filings, please rename the line item “Investment Income” with a more descriptive line item of what this caption represents, such as “equity in earnings of unconsolidated entities”. Also, please note that impairment charges related to investments accounted for under the equity method should be included in the line item “equity in earnings of unconsolidated entities”.

Response:

Beginning with the Form 10-Q for the second quarter 2006, we began using the caption “Equity in earnings of unconsolidated entities” rather than “Investment income.”  We also note that impairment charges related to investments accounted for under the equity method should be included in the line item “Equity in earnings of unconsolidated entities.”

Comment 5:

Consolidated Statements of Cash Flows, page 56

5.               In future filings, please separately present the cash inflows and outflows within ‘Acquisitions, Divestitures and Exchanges’ on a gross basis on the face of the cash flow statements. Refer to SFAS 95.

Response:

Beginning with the Form 10-Q for the second quarter 2006, we began presenting the cash inflows and outflows within “Acquisitions, Divestitures and Exchanges” on a gross basis on the face of the cash flow statements.

Comment 6:

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 69

6.               We note your disclosures that revenues earned through the various ILEC pools are recorded based on TDS Telecom’s estimates. Tell us and disclose in more detail the revenue earning processes of these various ILEC pools, and advise us how you apply SAB 104 in recognizing these revenues based on estimates.

Response:

TDS Telecom is compensated for the use of its Incumbent Local Exchange Carrier’s (“ILEC”) network facilities by inter-exchange carriers (“IXCs”) through participation in the Interstate revenue sharing pools administered by the National Exchange Carrier Association (“NECA”).  NECA operates under rules prescribed by the Federal Communication Commission (“FCC”).  The revenue pools are funded by access charges to the IXCs.  Monies collected by the pool are distributed to the ILECs as compensation for the use of their networks.  The final settlement of the pools takes place well after the Company files its financial statements.  Therefore, TDS Telecom records revenues based upon its best estimate of the final settlement.  These estimates are based on the same methodologies employed by the pools in their determination of the final settlements.  For ILEC companies where the interstate compensation is cost based, the estimates are based upon the individual ILECs’ prior year cost studies adjusted for known changes to expense and plant balances and the allowable rate of return as approved by the FCC.  Detailed cost studies are performed annually and submitted to NECA by July following the ILECs’ year end.  The cost studies require the ILECs’ finalized year end financial numbers in order to be completed as per NECA requirements.  For ILECs who are average schedule companies, the estimates are based on the individual ILECs interstate minutes of use and the FCC allowable rate of return.  For both cost and average schedule ILECs, the actual interstate settlement rate of return may be higher than the allowable rate, but this is unknown for up to two years after the pool year ends. Recognition of this additional revenue is not made until the pools related to a particular year are closed and final distribution made per NECA procedures.  This process is standard practice within the Telecommunication industry for interstate rate-of-return carriers.

TDS Telecom’s accrual methodology is in conformance with SAB 104.  The standard states that revenue is realizable when the following four criteria are met:

1.              Persuasive evidence of an arrangement exists

Persuasive evidence of an arrangement exists in the form of Federal tariffs administered by NECA and approved by the FCC.

2.              Delivery has occurred or services have been rendered

TDS Telecom has provided service to the IXCs by providing them use of the ILEC’s network to originate and terminate inter-exchange traffic during the appropriate revenue period.

3.              The seller’s price to the buyer is fixed or determinable

Compensation from the pools is based upon the NECA’s rules as approved by the FCC.

4.              Collectibility is reasonably assured

Collectibility from the pools is reasonably assured based upon past history as well as FCC oversight.

Comment 7:

Note 11. Acquisitions, Divestitures and Exchanges, page 82

Discontinued Operations

7.               We note your reporting gain (loss) on sale of assets within ‘Operating Expenses’ caption on the face of the income statements on page 55. With respect to the various sales of assets (including wireless properties) in different markets from 2003 to 2005, explain to us why you did not report discontinued operations for these dispositions as required by SFAS 144.

Response:

The gain (loss) on sale of assets in 2003 to 2005 within the ‘Operating Expenses’ caption relates entirely to sales of markets that were consolidated by U.S. Cellular.  Although TDS Telecom and U.S. Cellular also sold certain investments accounted for under the equity method during such period, the gains and losses from such sales were not included in operating expenses, but instead were included in Gain (Loss) on Investments within the ‘Investment and Other Income (Expense)’ caption.  Paragraph 5 of FAS 144 indicates that the “statement does not apply to...(d) financial instruments, including investments in equity securities accounted for under the cost or equity method...”  Further, at the November 14, 2001 board meeting, the FASB discussed this issue and clarified that the disposal of an equity method investment by itself, should not be reported as a discontinued operation under FAS 144.  Accordingly, the following only discusses the sale of consolidated interests by U.S. Cellular.

With respect to U.S. Cellular, we believe that the sales of assets (including wireless properties) in different markets do not qualify for discontinued operations reporting under SFAS 144.  Paragraph 41 of SFAS 144 defines a component of an entity for purposes of reporting discontinued operations as operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  Such a component for discontinued operations reporting cannot be at a level of cash flows lower than an entity’s asset group for assets held and used defined in paragraph 10 of SFAS 144.  The assets should be grouped at the U.S. Cellular enterprise level given the definition of an asset group because of the significant interdependencies of its various cash flows.

U.S. Cellular allocates individual markets significant operating expenses for services that are performed centrally for the benefit of all markets.  In addition, the markets are heavily dependent upon centralized services and decisions are made at a regional or enterprise level.  Major agreements, such as roaming and equipment purchasing, are negotiated at a national level and have a significant influence on the cash flows of the individual markets and regions.  The roaming rates are directly affected by U.S. Cellular’s overall footprint and individual markets may be positively or negatively affected by the national roaming arrangements negotiated.  Equipment purchasing at the national level leverages the scale achieved by combining the purchasing needs of U.S. Cellular and results in substantially lower equipment costs for all markets.

Additionally, market clusters often depend on roaming revenues collected from customers from other market clusters.  That is, revenues from individual market clusters often depend on the presence of other market clusters in the geographic region or from other regions of the country.  Customers are often sold regional or national wireless plans that depend on the ability to roam throughout geographic regions or the country, either by using existing wireless equipment or by taking advantage of national roaming agreements with other carriers.

The economics of the agreements entered into on a national basis have a substantial impact on the economics of the individual markets.  Therefore, the cash flows of individual markets have significant interdependencies, both in revenue and shared costs. Therefore, we believe that an asset grouping on an enterprise basis for U.S. Cellular is appropriate pursuant to the definition of paragraph 10 of SFAS 144.  Consequently, for individual sale transactions, assets and liabilities to be sold would be required to be treated as assets and liabilities “held for sale” on the date that the criteria of paragraph 30 of SFAS 144 are met.  However, we do not believe that such assets and liabilities meet the criteria for reporting as discontinued operations.

Comment 8:

Note 11. Acquisitions, Divestitures and Exchanges, page 82

2004 Activity, page 84

8.               We note the recognition of $50.9 million gain in connection with the sale of three consolidated markets and six minority interests to ALLTEL in 2004. In this regard, explain to us how you reasonably allocated the gain between ‘gain on sale of assets’ and ‘gain on investments’.

Response:

On August 4, 2004, TDS and U.S. Cellular announced that they had entered into definitive agreements with ALLTEL to sell nine wireless properties for a pre-tax gain of $50.9 million.  The transaction closed on November 30, 2004.  The sales proceeds related to each market were specifically negotiated and identified in the sales documents and, thus, no significant allocations were necessary to calculate the resulting gains.

The following table summarizes the proceeds received and the pre-tax gain or loss for each market.

Markets	Net Cash Proceeds	Carrying Value	Advisory Services Payments	Gain (Loss)
Consolidated Markets
Ft. Pierce (1)	$15,796,600	$12,720,897	$142,392	$2,933,311
Ohio 9(2)	15,739,136	8,449,245	142,764	7,147,127
Total gain on sale of assets				10,080,438

Equity Method Markets
Raleigh / Durham(3)	31,904,777	11,443,324	287,259	20,174,194
Eau Claire(4)	7,728,508	4,803,468	69,585	2,855,455
Ohio 2(5)	5,235,205	847,852	47,136	4,340,217
Ohio 5(6)	3,836,411	3,739,343	34,542	62,526
Jackson(7)	600,000	93,138	5,402	501,460
Georgia 12(8)	62,884,658	49,241,134	585,000	13,058,524
Wisconsin 8(9)	354,054	500,000	3,500	(149,446)
Total gain on investments				40,842,930

Total gain				$50,923,368

(1) Central Florida Cellular Telephone Company, Inc.

(2) MINFORD Cellular Telephone Company, Inc.

(3) Carolina Cellular, Inc.

(4) Eau Claire Cellular Telephone Limited Partnership

(5) Ohio RSA 2 Limited Partnership

(6) Ohio RSA 5 Limited Partnership

(7) Jackson Cellular Telephone Company, Inc.

(8) Georgia RSA#12 Partnership

(9) Wisconsin RSA No.8 Limited Partnership

In addition to the cash received, TDS paid $588,500 and U.S. Cellular paid $729,080 for advisory services associated with the transactions.  The advisory services amount was allocated to each market based on the proceeds (prior to final working capital adjustments) received for each market.

As indicated in the table above, two of the markets sold to ALLTEL were markets which TDS and U.S. Cellular consolidated for financial reporting purposes.  Since these markets were consolidated for financial reporting purposes, their operating results were included as “gain on sale of assets” in Operating Income. Consistent with this treatment and presentation, the gains resulting from the sale of these markets also were included in Operating Income.  The remaining markets sold to ALLTEL were markets in which TDS and U.S. Cellular held a minority interest.  These markets were accounted for by the equity method, with TDS and U.S. Cellular’s equity in the earnings of such markets reported in Investment and Other Income (Expense) in the income statement.  Consistent with this treatment and presentation, the gains associated with the sales of these markets were included as “gains on investments” in Investment and Other Income (Expense).

Comment 9:

Note 14. Long Term Debt, page 94

9.               We note that you received waivers of your various debt agreements and forward contracts under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. We also note that the waivers require the filings of December 31, 2005 Form 10-K and of the Forms 10-Q for the first two quarters of 2006 by certain dates. In this regard and addressing the relevant accounting literature, tell us how you concluded that long-term debt classification was appropriate.

Response:

With respect to the revolving credit facilities, we were not in compliance with the requirement to provide quarterly and annual financial statements and certain certifications to the lenders within specified periods of time.  We obtained a waiver in order to allow us to continue borrowing under the revolving credit facilities.  Borrowings under the revolving credit facilities have always been classified as current liabilities.  Accordingly, the following response is limited to the forward contracts and long-term debt that is classified as non-current.

With respect to certain forward contracts TDS and U.S. Cellular were not in compliance with the requirement that periodic filings with the SEC be made on a timely basis, due to the delayed filings of their Forms 10-K for the twelve months ended December 31, 2005 and their Forms 10-Q for the three months ended March 31, 2006. As a large accelerated filer, the Form 10-K for the twelve months ended December 31, 2005 was originally due to be filed on March 16, 2006, but due to the timely filing of a Form 12b-25, would have been deemed to have been timely filed if filed by March 31, 2006.  The Form 10-Q for the three months ended March 31, 2006 was originally due to be filed on May 10, 2006, but due to the timely filing of a Form 12b-25, would have been deemed to have been timely filed if filed by May 15, 2006.  On June 29, 2006, which was after the respective balance sheet dates of December 31, 2005 and March 31, 2006, but before the issuance of its financial statements, TDS and U.S. Cellular received waivers from the counterparty to the forward contracts of the provisions of the forward contracts which required timely delivery of financial statements by certain specified dates.  The waivers required TDS and U.S. Cellular to file their Forms 10-K for the twelve months ended December 31, 2005 by August 31, 2006 and the Forms 10-Q for the three months ended March 31, 2006 within 30 days after the date of filing the Forms 10-K.  The Forms 10-K for the twelve months ended December 31, 2005 were filed on July 28, 2006 and the Forms 10-Q for the three months ended March 31, 2006 were filed on August 25, 2006.  Thus, TDS and U.S. Cellular in fact filed such forms within such deadlines and satisfied the conditions of the waivers.

When preparing the financial statements and through subsequent compliance with the extended filing dates, management concluded that the forward contracts should remain classified as “noncurrent” in accordance with the provisions of Statement of Financial Accounting Standard No. 78, Classification of Obligations that are Callable by the Creditor (“SFAS 78”) and Emerging Issues Task Force Issue No. 86-30, Classification of Obligations When a Violation Is Waived by the Creditor (“EITF 86-30”).  EITF 86-30 is an interpretation of the guidance in SFAS 78 as it relates to grace periods for debt covenant violations. As stated in the description of EITF 86-30, if the waiver of a lender’s rights resulting from a debt covenant violation is “... viewed as a grace period, the borrower must classify the debt as current under Statement 78 unless it is probable that the borrower can cure the violation within the grace period.”  The Task Force reached a consensus in EITF 86-30 that, “…unless the facts and circumstances would indicate otherwise, the borrower should classify the obligation as non-current unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.”  Although a covenant violation would have occurred at the balance sheet date absent the loan modification effected by the waiver, management concluded that it was probable that TDS and U.S. Cellular would be able to cure the default within the grace period set forth in the waiver and, in fact, did so.  Accordingly, the obligation was required to be classified as noncurrent under SFAS 78 and EITF 86-30.

With respect to long term debt, the classification as non-current was based upon the following analysis.  Under their indentures pursuant to which the existing debt is issued, TDS and U.S. Cellular are required to deliver their Forms 10-K and Forms 10-Q periodic reports to the trustee within 30 days after they are “required” to file the same with the SEC.  As discussed separately below with respect to the Form 10-K and 10-Q, TDS and U.S. Cellular were not in compliance with the requirement to provide quarterly and annual financial statements to the trustee under the indenture within specified periods of time.

Form 10-K.  Upon the filing of the 12b-25 extension form with the SEC by TDS and U.S. Cellular, the Forms 10-K for the twelve months ended December 31, 2005 were required to be filed with the SEC by March 31, 2006.  Thus, TDS and U.S. Cellular were required to have delivered their Forms 10-K to the trustee within 30 days, or by April 30, 2006.  The Forms 10-K were not filed and delivered to the trustee until July 28, 2006.  Accordingly, TDS and U.S. Cellular were not in compliance with this requirement of the indentures.  However, that non-compliance did not result in an automatic event of default or the acceleration of the debt under the indentures.  The trustee or holders of at least 33% of the outstanding principal amount of a series of debt under the indentures would need to deliver a written notice to TDS or U.S. Cellular, as applicable, to trigger an event of default with respect to such series of debt.  That notice would start a 90 day cure period.  Neither TDS nor U.S. Cellular received a notice from the trustee or any holders of debt.  Accordingly, the non-compliance never matured into an event of default and, even it had, TDS or U.S. Cellular, as applicable, would have had 90 days to cure the event of default.

Form 10-Q. Upon the filing of the 12b-25 extension form with the SEC by TDS and U.S. Cellular, their Forms 10-Q for the three months ended March 31, 2006 were required to be filed with the SEC by May 15, 2006.  Thus, TDS and U.S. Cellular were required to have delivered their Forms 10-Q to the trustee within 30 days, or by June 14, 2006.  The Forms 10-Q were not filed and delivered to the trustee until August 25, 2006.  Accordingly, TDS and U.S. Cellular were not in compliance with this requirement of the indentures.  However, that non-compliance did not result in an automatic event of default or the acceleration of the debt under the indentures.  The trustee or holders of at least 33% of the outstanding principal amount of a series of debt under the indentures would need to deliver a written notice to TDS or U.S. Cellular, as applicable, to trigger an event of default with respect to such series of debt.  That notice would start a 90 day cure period.  Neither TDS nor U.S. Cellular received a notice from the trustee or any holders of debt.  Accordingly, the non-compliance never matured into an event of default and, even it had, TDS or U.S. Cellular, as applicable, would have had 90 days to cure the event of default.

TDS and U.S. Cellular considered SFAS 78 and EITF 86-30 in assessing the classification of its long term debt.  The Task Force reached a consensus in EITF 86-30 that, “… unless the facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.”  Although a covenant violation occurred at the balance sheet date, a notice that would have started a 90 day grace period was never received.  Accordingly, there was never any point in time when the lapse of time, without curative action, would have caused the long term debt to become due before its scheduled maturity.  Even if TDS or U.S. Cellular had received a notice which would have started the 90 day cure period, management concluded it was probable that TDS and U.S. Cellular would comply with the covenants within such 90 day time period, before the non-compliance could mature into a default that would accelerate the debt.  Accordingly, the obligations were required to be classified as noncurrent under SFAS 78 and EITF 86-30.

Comment 10:

Note 15. Financial Instruments and Derivatives

Derivatives, page 94

10.         We note that you designated the VeriSign forward contract as a fair value hedge rather than a cash flow hedge. Explain to us your hedge strategy and objectives with respect to this contract. Also, explain to us your GAAP basis in recording the change in fair value of the hedge in accumulated other comprehensive income rather than in earnings. Refer to paragraph 22 of SFAS 133.

Response:

The purpose of the hedge is to protect the fair value of our investment in VeriSign from further losses if the market price of the security drops below $8.82 per share. To do this, we purchased put options.  We simultaneously sold call options, sacrificing any benefit of market prices above $11.46 per share.  We then pledged our VeriSign securities, hedged thus within this collared range, as collateral for a loan.

This arrangement is commonly referred to as a prepaid forward contract.  Its business purpose is to allow the Company current use of the cash loan, equivalent to the hedged value of the marketable securities, while deferring the taxes that will be due when the securities are eventually transferred or sold.

In the process of selling call options and buying put options on our VeriSign securities, we received a net written premium of cash. Our guidance and research at the inception of this contract (June, 2002) indicated that if a net written premium existed, then it would be difficult or impossible to designate the hedge as a cash flow hedge (SFAS 133, Paragraph 28(c)).  Thus, we assigned the VeriSign hedge as a fair value hedge according to SFAS 133.

The last sentence of SFAS 133, Paragraph 22, states: “Any hedge ineffectiveness directly affects earnings because there will be no offsetting adjustment of a hedged item’s carrying amount for the ineffective aspect of the gain or loss on the related hedging instrument.”

Our accounting accomplishes this requirement by causing the effective portion of the hedge (the “intrinsic value”) to perfectly match and cancel the changes in value of the VeriSign security in Other Comprehensive Income.  The ineffective portion of the hedge (the “time value”) is reflected in earnings.

After this policy was implemented, we continued to study the requirements of SFAS 133.  We realized, as the SEC has noted, that SFAS 133 suggests that the perfectly hedged portion should cancel the net changes in value in an income account, instead of canceling in Other Comprehensive Income.  We also noted that there would be no change to our financial statements if we were to reclass the entries of perfect hedging from Other Comprehensive Income to Other Income, because the perfectly hedged portion results in a net balance of zero, regardless of the ledger account in which the netting occurs.  Because there would be no change to our financial statements, we did not change our accounting practice for the VeriSign forward contract.

The above discussion assumes market price movements outside of the collar, where the intrinsic value of the hedge is perfectly effective, and the time value of the collar is ineffective and therefore reflected in earnings.  However, if the market price moves to the range within the collar, where the hedge is not effective, then the entire change in fair market value of the hedge is reflected in earnings.

This scenario happened during April 2003, when the market price increased from $8.74 (below the hedge floor of $8.82) to $12.41 (above the hedge ceiling of $11.46).  TDS recorded a $5.2 million loss to income that month, due to the ineffective change in value of the hedge contract. (The change in the unhedged value of the VeriSign security itself is correctly reflected in Other Comprehensive Income.)  The month-end closing stock price of VeriSign has remained above the hedge ceiling since April 2003 to the present date (Sept. 19, 2006).

Form 10-Q for the Quarterly Period Ended March 31, 2006

Comment 11:

Note 2. Summary of Significant Accounting Policies

Change in Accounting Principles — Stock Based Compensation, page 8

11.         We note your disclosures that you modified current and future options to extend their exercise period until 30 days following the lifting of a suspension period under SEC regulations and the lifting of a blackout period as a result of not filing your period reports in the timely manner. We also note your disclosures that the impact of an adjustment as a result of this plan modification would not be material. In this regard, advise us how you determine that the impact would not be material under paragraph 51 of SFAS 123R. Include in your response how you assessing materiality.

Response:

On March 7, 2006, the Compensation Committee of the TDS Board of Directors and the Stock Option Compensation Committee of the U.S. Cellular Board of Directors approved amendments to stock option award agreements.  The amendments modified current and future options to extend the exercise period until 30 days following (i) the lifting of a “suspension” if options otherwise would expire or be forfeited during the suspension period and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period; provided, however, that in no event shall such period be extended beyond the later of (i) the 15th day of the third month following the original expiration date of the stock option and (ii) December 31 of the calendar year of the original expiration of the stock option.  TDS and U.S. Cellular temporarily suspended issuances of shares under their Long Term Incentive Plans on March 17, 2006, as required by SEC regulations, because they did not file their Form 10-K for the year ended December 31, 2005 in a timely manner.

Pursuant to the guidance provided in paragraph 51 of SFAS 123(R) and the related illustrations, TDS and U.S. Cellular  (the “Companies”) evaluated the impact of this action as a plan modification of their outstanding options and assessed the impact on the fair value and probability of vesting and exercise immediately before and immediately after the modification.  Management considered the impact of the modification on four separate sub-groups within the population of outstanding options:

i)                 options held by employees who terminated their service with the Companies prior to the modification whose options were outstanding at the time of modification,

ii)              options held by employees expected to terminate their service with the Companies after the modification but prior to the lifting of the trading suspension,

iii)           options held by continuing employees that were expected to expire prior to the lifting of the trading suspension, and

iv)          options held by continuing employees that are expected to remain outstanding after the lifting of the trading suspension.

Management also considered the impact of this plan change on options granted after the modification date.

Options held by employees who terminated their service with the Companies prior to the modification whose options were outstanding at the time of modification

We determined that the options held by employees who terminated their service with the Companies prior to the modification whose options were outstanding at the time of modification should be accounted for under FSP no. FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FAS 123(R) (“FSP FAS 123(R)-1”). Under FSP FAS 123(R)-1, awards that are modified when the holder is no longer an employee become subject to the modification guidance in paragraph A232 of FAS 123(R) and, therefore, should be accounted for under other applicable generally accepted accounting principles (“GAAP”).  We concluded that the other applicable GAAP was EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock.  As a result, these options should be classified as a liability as the Companies could not assure themselves that they could deliver registered shares to the option holders as required by paragraph 17 of EITF 00-19.   The estimated fair value of these options using the remaining contractual term was $78,000 for TDS on a consolidated basis, including a mark-to-market adjustment as of March 31, 2006, which was not significant to TDS. Under the same guidance, the estimated fair value to U.S. Cellular was $4,000, at March 31, 2006 including a mark-to-market adjustment as of March 31, 2006, which was not significant to U.S. Cellular.

Options held by employees expected to terminate their service with the Companies after the modification but prior to the lifting of the trading suspension

We determined that the impact of the modification on vested options held by employees expected to terminate their service with the Companies after the modification date but prior to the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type III modification as discussed in Paragraphs A166 to A167 of FAS 123(R) because the modification changed the probability of exercise from improbable to probable.  We estimated that approximately 4,000 options held by TDS employees and 10,600 options held by U.S. Cellular employees were expected to fall into this category.  These options were vested at the date of the modification; accordingly, compensation cost previously recognized either in the post adoption FAS 123(R) financial statements or the FAS 123 pro forma footnote for these options was not reversed. The expense from utilizing the full fair value of these options for TDS on a consolidated basis was $196,000 while expense for U.S. Cellular was $192,000.  These amounts were not significant to either TDS or U.S. Cellular.

We determined that the impact of the modification on the unvested options held by employees expected to terminate their service with the Companies after the modification date but prior to the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type IV modification as discussed in Paragraphs A168 to A169 of FAS 123(R) because the modification did not change the probability of vesting.  The probability of vesting for these awards was improbable prior to the modification and remained improbable after the modification.  Since the Companies are recognizing stock-based compensation cost net of forfeitures, there is no impact on the financial statements, as these unvested options are included in the calculation of the Companies estimated forfeiture rate.

Options held by continuing employees that were expected to expire prior to the lifting of the trading suspension

We determined that the impact of the modification on options held by continuing employees that were expected to expire prior to the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type III modification as discussed in Paragraphs A166 to A167 of FAS 123(R) because the modification changed the probability of exercise from improbable to probable.  No options held by TDS employees and approximately 600 options held by U.S. Cellular employees were expected to fall into this category.  These options were vested at the date of the modification; accordingly, compensation cost previously recognized either in the post adoption FAS 123(R) financial statements or the FAS 123 pro forma footnote for these options was not reversed. The expense from utilizing the full fair value of these options for both TDS on a consolidated basis and for U.S. Cellular was $14,000.  These amounts were not significant to either TDS or U.S. Cellular.

Options held by continuing employees that are expected to remain outstanding after the lifting of the trading suspension

We determined that the impact of the modification on options held by continuing employees that are expected to remain outstanding after the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type I modification as discussed in Paragraphs A162 to A163 of FAS 123(R) because the modification did not changed the probability of vesting or exercise.  These options are expected to vest or remain outstanding after the lifting of the suspension period; therefore, we concluded that the probability of vesting or exercise was unchanged and remained probable.  Furthermore, based on the Companies’ history, we do not expect a trading suspension of significant length to occur in the future.  Therefore, we do not believe that the suspension will significantly impact the expected life of either the vested or unvested options or, as a result, the fair value of these options.

The total additional expense from the four separate sub-groups within the population of outstanding options totaled $288,000 on a TDS consolidated basis and $210,000 for U.S. Cellular.  TDS and U.S. Cellular concluded that these amounts were not material.

Impact on options granted after this plan change

We also considered the impact of the award modification on the valuation parameters used to value options granted after the modification date.  We concluded that the historical experience continues to remain the best estimate for the expected life assumption in the Black-Scholes valuation model and do not believe that the extension of the exercise period will significantly impact this assumption.

In connection with responding to the Staff’s comments, TDS acknowledges that:

•                  TDS is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  TDS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TDS’s management has discussed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent registered public accounting firm, PricewaterhouseCoopers, LLP.    Please contact me at (312) 630-1900 or D. Michael Jack, Senior Vice President and Corporate Controller, at (608) 664-8316 if you would like to discuss the responses.  We would be pleased to respond to any additional questions that you might have.

Sincerely,
Telephone and Data Systems, Inc.

/s/ Sandra L. Helton
Sandra L. Helton
Executive Vice President and
Chief Financial Officer